

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via Facsimile
J. Chad Guidry
Chief Executive Officer
ATVROCKN
1813 Winners Cup Dr.
Las Vegas, NV 89117

**Re: ATVROCKN**
**Amendment No. 6 to Registration Statement on Form S-1**
**Filed April 26, 2012**
**File No. 333-176909**

Dear Mr. Guidry:

We have reviewed your responses to the comments in our letter dated March 19, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please

state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Prospectus Summary, page 3

Our Company, page 3

2. Please refer to the third paragraph. Please reconcile your unaudited operating loss of $33,984 disclosed in the first sentence with your unaudited financial statements which details an unaudited operating loss of $38,287 for the referenced period. Please also revise the prospectus throughout as applicable.

3. We note your response to our prior comments 2. Please confirm to us that the cost of goods sold of $2,966 associated with the revenue of $5,465 for the nine months ended February 29, 2012 includes all appropriate costs to produce and that the gross profit of $2,499 is accurate. Additionally, please discuss in MD&A whether the profit margin percentage of 45.7% realized on the revenue for the nine months ended February 29, 2012 is the margin you expect for sales of your product going forward.

4. We note the reference to the one time pay off fee of $5,000 here and on pages 7 and 36. Based on information elsewhere in your filing, the exhibits thereto and your responses, it appears that the fee exists only if the related funds are not paid back. If the preceding is true, please remove this reference, or clarify it and advise us.

5. We note your response to our prior comment 4 and reissue. We note your disclosure in the sixth paragraph that based on your current burn rate and cash reserves you will run out of funds in June 2012. Please revise the fourth paragraph to disclose your current cash balance as of the most recent practicable date. In this regard, we note that you provided this information as of February 29, 2012 and not as of the most recent practicable date. Please also revise the Liquidity and Capital Resources section on page 35 accordingly.

Selected Financial Data, page 5

6. We note your reference to the period ended November 30, 2011 here and in the first paragraph on page 35 under Liquidity and Capital Resources when the latest period presented is February 29, 2012. Please revise your filing accordingly.

Management's Discussion and Analysis or Plan of Operation, page 32

Business Plan Timeline, page 34

7.  We note your disclosure that you anticipate being able to expand your product line and to have received the necessary funding for such expansion by June 2012.  However, we note that you will require additional funding and that you expect this offering to close on July 31, 2012.  Please confirm that June 2012 is the correct milestone date or revise as applicable.

Financial Statements

Year Ended May 31, 2011

Notes to Financial Statements

Note 4 - Stockholders' Equity and Contributed Capital, page F-8a

8.  From disclosures here, in the associated certificate of designation and elsewhere in your filing and from your responses in regard to the terms and conditions of the Series B preferred stock, we understand that the series is not subject to dividends but is subject to interest, and that it is mandatorily redeemable on May 23, 2013.  The sale and issuance of this preferred stock has been evidenced in the form of a "promissory note," which gives the appearance that a loan was made in addition to a sale and issuance of the preferred stock.  However, it appears that only a sale and issuance of the preferred stock occurred.  Please advise if our understanding is correct.

9.  If our understanding is correct, it does not appear that the notes to the annual and interim financial statements included in the filing in regard to "secured note payable" are appropriate.  If our understanding is correct, all amounts associated with the Series B preferred stock should be recorded as a liability in your financial statements pursuant to Accounting Standards Codification 480-10.  In this regard, it appears that you should reclassify amounts presented in shareholders' equity for the Series B preferred stock and incorporate into the existing liability line item "secured note payable, net" because this liability appears to be solely attributed to the preferred stock, and that the reported amount of the liability should be equal to the $25,000 proceeds received.  In so doing, it appears that this liability line item should be revised to be described as "Series B mandatorily redeemable preferred stock" and not on a net basis.  Also, the portion of the shareholders' equity note within the notes to the financial statements for the Series B preferred stock should state the mandatory redemption date for the series of May 23, 2013.  Please conform all disclosures and presentations of the Series B preferred stock throughout your filing accordingly as appropriate. If our understanding is not correct, please advise and explain why your current reporting of the Series B preferred stock is appropriate.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via Facsimile
        Thomas C. Cook, Esq.